EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Resource Partners, L.P.

(amounts in thousands except ratios)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Net income (loss)(1)	$(808,816)	$(607,088)	$(90,305)	$(51,902)	$19,899
Fixed Charges	123,102	80,718	52,813	7,882	632
Equity income in unconsolidated company	—	—	—	—	—
Interest capitalized	(15,786)	(12,967)	(14,174)	(2,338)	—
Amortization of previously capitalized interest	2,959	3,162	1,726	223	—
Total	(698,541)	(536,175)	$(49,940)	$(46,135)	$20,531
Fixed Charges:
Interest cost and debt expense	102,133	62,144	34,324	4,195	—
Interest capitalized	15,786	12,967	14,174	2,338	—
Interest allocable to rental expense(2)	5,183	5,607	4,315	1,349	632
Total Fixed Charges(3)	$123,102	$80,718	$52,813	$7,882	$632
Preferred limited partner dividends	16,728	19,267	12,677	3,493	—
Total Fixed Charges and Preferred Dividends(3)	$139,830	$99,985	$65,490	$11,375	$632
Ratio of Earnings to Fixed Charges(3)	—	—	—	—	32.49x
Ratio of Earnings to Fixed Charges and Preferred Dividends(3)	—	—	—	—	32.49x

(1)	Includes asset impairment charges of $966.6 million, $573.8 million, $38.0 million, $9.5 million, and $7.0 million during the years ended December 31, 2015, 2014, 2013, 2012, and 2011, respectively.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)

Due to the Partnership’s net loss for the years ended December 31, 2015, 2014, 2013, and 2012, its earnings were insufficient to cover its fixed charges by $821.6 million, $616.9 million, $102.8 million and $54.0 million, respectively. Due to the Partnership’s net loss for the years ended December 31, 2015, 2014, 2013, and 2012, its earnings were insufficient to cover its fixed charges and preferred dividends by $838.4 million, $636.2 million, $115.4 million and $57.5 million, respectively. There were no preferred limited partner dividends for the year ended December 31, 2011.